

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2014

Via E-mail
Carmine T. Biscardi
President
Bigfoot Project Investments Inc.
570 El Camino Real NR-150
Redwood City, CA 94063

      Re: Bigfoot Project Investments Inc.
              Amendment No. 3 to
              Registration Statement on Form S-1
              Filed August 29, 2014
              File No. 333-186706

Dear Mr. Biscardi:

      We have reviewed your response to our prior comment letter to you dated June 21, 2013 and have the following additional comments.

Prospectus Cover Page

1. We note your response to our prior comment 7 and reissue. Please substantially revise the table included on this page to better reflect the per share information under the related column headings. We note that the information disclosed under the columns do not reflect the related column headings. Also disclose the offering price per share for the new shares and include a clarifying footnote to state that the selling shareholder shares will be sold sold at a fixed price for the duration of the offering.

Prospectus Summary, page 5

2. We note your response to our prior comment 1, but we find it unresponsive. Please substantially revise the summary so that it accurately presents your current business as of the time of effectiveness. Please clarify whether you will focus on the production of Bigfoot movies and/or search expeditions. Also include your estimate of the financial requirements needed to reach your plan and discuss your plans for raising the money.

3. We note your response to our prior comment 8 and reissue. As these materials appear to be your main assets, please revise the summary to briefly disclose the details of your acquisition of Searching for Bigfoot, Inc. and the related assets. Also briefly describe the assets that you currently possess.

4. We note your response to our prior comment 9, but we are unable to locate the added disclosure in the prospectus summary. Please revise to disclose your cash on hand as of the most recent practicable date, your monthly "burn rate," pre and post-offering, and the month you will run out of funds without additional capital.

5. We note your response to our prior comment 11; however, the revision to combine your disclosure of your total stockholders' deficit in the same paragraph as your implied aggregate price of common stock as stated in your response was not made. Please revise.

Risk Factors, page 8

6. We note your response to our prior comment 14 and reissue. Please include a risk factor to disclose that your Chief Executive Officer, a selling shareholder, owns the majority of your outstanding common stock and describe the attendant risks.

7. We note your response to our prior comment 15 and reissue. There appears to be a risk factor heading but no discussion at the bottom of page 12.

We lack an operating history and have losses, page 8

8. We note your response to our prior comment 18, but we are unable to locate the added disclosure in this risk factor. Please disclose your monthly "burn rate," the month you will run out of funds without the addition of capital and an estimate of the amount of funds needed to accomplish your business goals. Please quantify the amount of losses you may incur given your expected burn rate.

Being reporting under the Exchange Act, page 10

9. We note your response to our prior comment 19. Please quantify here the anticipated costs of being a public company in this risk factor.

Use of Proceeds, page 13

10. We note your response to our prior comment 20 and reissue in part. The table added does not appear to be responsive. Please indicate the order of priority for the four uses of proceeds you listed (production and buildout costs, internet, marketing and advertising and legal and accounting) if you only sell the minimum amount of shares and discuss your plans if less than the maximum proceeds are obtained.

11. Please explain what "contingency less than 4%" means in the table.

List of Selling Shareholders, page 17

12. We note your response to our prior comment 21 and reissue. It does not appear that the number of shares listed in this table add up to the total. Please revise.

13. We note your response to our prior comment 22 and reissue. The share ownership reflected in this table for Messrs. Biscardi, Fletcher, Kazubowski, Biscardi Jr. and Mrs. Goth does not match the share ownership shown for them in the beneficial ownership table on page 27 or the recent sales of unregistered securities section on page II-1. Please revise or advise.

Business, page 19

14. We note your response to our prior comment 32, but we find it unresponsive. Please revise this section so that it provides a better sense of what your company and its products are. Please revise to disclose your current stage of development and discuss how you plan to generate revenues with your products. In this regard, please explain whether you will purchase films, produce and then distribute such films. Please also explain the purpose of the collection of artifacts and whether they will be used in future movies or will they be sold as another part of your business.

15. We note your response to our prior comment 25 and reissue in part. There are references in this section to agreements with companies such as The Bosko Group, Channel Sources, Lions Gate Entertainment and Gravitas Ventures VOD. Please tell us whether any of these contracts is material to you, and if so, please file a copy as a material contract.

16. We note your disclosure on page 23 and elsewhere in the prospectus that Channel Sources has an agreement in place with The Bosko Group listing certain retail partners. If you are not a party to this agreement, please remove disclosure concerning this agreement or explain why it is relevant to you.

Current Entertainment Market Trends, page 20

17. We note your response to our prior comment 28, but we are unable to locate the revised disclosure. Significant portions of your disclosure in this section describe the entertainment market trends. Please revise to explain how these trends will affect your business.

18. We note your response to our prior comment 29, but we are unable to locate some of the added disclosure. We note numerous claims and projections in this section such as how it is expected that consumers will adopt the high definition format. Please revise to substantiate the claims or clarify that such statements are the beliefs of management.

New Development Markets (Foreign Distribution), page 26

19. We note your response to our prior comment 30, but the revised disclosure does not properly address the comment. Please revise to clarify that the "obvious worldwide appeal of Searching for Bigfoot Inc. films" is the belief of management.

Management's Discussion and Analysis, page 31

Liquidity and Capital Resources, page 38

20. We note your response to our prior comment 33 and reissue. Please disclose the date and amount of the loan from Mrs. Goth in this section.

21. We note that your promissory note of $484,029 is due in January 2015. Please discuss this liability in your liquidity discussion including your plans for repayment (source of funds, etc.) as well the terms of defaulting on repayment Also explain to us why you classified it as a long term liability in the balance sheet as of April 30, 2014.

Securities Ownership of Certain Beneficial Owners and Management, page 39

22. We note your response to our prior comment 35 and reissue in part. Please disclose the amount of securities held by your directors and executive officers as a group and note the number of individuals in that group. Refer to Item 403 of Regulation S-K.

23. We note your response to our prior comment 36 and reissue. Please reconcile the share ownership of Messrs. Kazubowski, Fletcher and Biscardi Jr. reflected in the table with the information on pages 17 and II-1 and revise.

24. We note your response to our prior comment 37 and reissue. The share ownership reflected in this table for Mr. Biscardi and Mrs. Goth does not match the share ownership shown for them in the selling shareholders table on page 17. Please revise.

Management, page 40

25. We note your response to our prior comment 39 and reissue in part. Please revise the disclosure concerning the specific experience, qualifications, attributes or skills of Messrs. Fletcher, Kelada, Kazubowski and Marlette to state that these qualifications, attributes or skills are what led the board of directors to conclude that these individuals should serve on the board.

Compensation of Non-Employee Directors, page 43

26. We note your disclosure that you intend to identify qualified members to serve on the Board of Directors and develop a compensation package for directors during 2012. Please update this disclosure.

Certain Relationships and Related Transactions, page 35

27. We note your response to our prior comment 40 and reissue. Please specify which officers and directors were issued shares in the December 1, 2011 offering in this section, and disclose who the related party is to whom you issued 200,000 shares on March 15, 2012 and what their relationship is to you.

Report of Independent Registered Public Accounting Firm, page F-9 and F-20

28. Your company name in the audit report should match the company name exactly as provided in your articles of incorporation. Please revise.

Interim Financial Statements

Note 1: Summary of Significant Accounting Policies, page F-8
Revenue Recognition

29. We note your response to our prior comment 44. Your revenue recognition policy has not been revised. We therefore reissue our comment. Please tell us and expand your policy to disclose the types of services and service arrangements referenced in your policy. See ASC 605.

Note 10: Restatement, page F-13

30. Please revise to label your July 31, 2012 financial statements as restated.

Financial Statements

31. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Recent Sales of Unregistered Securities, page II-1

32. We note your response to our prior comment 41 and reissue. The number of shares listed in this table owned by directors Biscardi, Goth, Fletcher, Kazubowski and Biscardi Jr. do not match the number of shares shown for them in the selling shareholders table on page 17. The numbers for Messrs. Fletcher, Kazubowski and Biscardi Jr. in this table also do

not match the numbers shown for them in the beneficial ownership table on page 27.
Please reconcile or advise.

Exhibit 5.1

33. We note your response to our prior comment 46, but it does not appear that a revised opinion has been filed. Please revise the reference to the Certificate of Incorporation in the opinion to Articles of Incorporation. The opinion also states that 26 individual shareholders are the selling shareholders yet there are only 11 selling shareholders listed in the prospectus. Please revise and file the revised opinion.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Abby L. Ertz, Esq.